UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                             Fort Bend Holding Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   346824-10-5
                                 (CUSIP Number)

                                George B. Harrop
                         10190 Old Katy Road, Suite 350
                              Houston, Texas 77043
                                 (713) 984-1422
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 4, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 346824-10-5                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           George B. Harrop

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) [ ]
                                                                     (b) [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS *
                PF, OO, BK

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(E)                                            [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                  7  SOLE VOTING POWER
NUMBER OF                 33,488(1)
SHARES            8  SHARED VOTING POWER
BENEFICIALLY              39,722(2)
OWNED BY EACH     9  SOLE DISPOSITIVE POWER
REPORTING                 33,488(1)
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          39,722(2)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                73,210(1), (2)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES *                                                      [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.55%

   14      TYPE OF REPORTING PERSON *
                IN

--------------

(1) Includes 1,388 shares to be acquired upon conversion of presently convertible subordinated debentures.

(2) These shares are held jointly by George B. Harrop and his wife and include 34,722 shares to be acquired upon conversion of presently convertible subordinated debentures.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

      This statement is filed with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of Fort Bend Holding Corp. (the "Issuer"). The address of the Issuer's principal executive offices is 3400 Avenue H, Rosenberg, Texas 77471.

ITEM 2.  IDENTITY AND BACKGROUND.

      George B. Harrop is an individual whose business address is 10190 Old Katy Road, Suite 350, Houston, Texas 77043. Mr. Harrop is President of Harrop Construction Company, Inc. and is a United States citizen. He has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The 73,210 shares of Common Stock (the "Shares"), which include 36,110 shares to be acquired upon conversion of the Debentures (defined below), were purchased by Mr. Harrop for an aggregate purchase price of $1,640,270, including accrued interest on the Debentures and brokerage commissions. He initially paid for the Shares with personal funds of $1,596,833 and borrowings of $43,437 from Legg Mason Wood Walker, Inc. (the "Broker"). The borrowings from Broker are currently charged interest at 7.75% per annum and are payable on demand. Shortly after the purchases were settled, Mr. Harrop pledged $750,000 aggregate principal amount of Debentures (which are convertible into 34,722 shares of Common Stock) to a bank (the "Bank") in return for a loan of $583,500 made in the ordinary course of business. Amounts outstanding under this loan are currently charged interest at 8.25% per annum and all borrowing thereunder are due on demand.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      Mr. Harrop acquired the Shares with a view to holding a substantial ownership interest in the Issuer. He has requested that the Issuer consider granting him representation on its Board of Directors. Although Mr. Harrop does not have any specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to the Shares.

      Except as stated above, Mr. Harrop does not have any plans or proposals of the type referred to in clause (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Harrop is the beneficial owner of the Shares, which represent 8.55% of the Issuer's Common Stock. The Shares include 39,722 shares which are or will be held in joint accounts with Mr. Harrop's wife, Valberta Harrop, and 33,488 shares which are or will be held through his individual retirement accounts. Included in the Shares are 36,110 shares to be acquired upon conversion of 8% Convertible Subordinated Debentures due December 1, 2005 (the "Debentures"), 1,388 of which will be jointly owned by Mr. and Mrs. Harrop. The Debentures are convertible at any time prior to maturity at the rate of 46.296 shares of Common Stock for each $1,000 of principal or $21.60 per share. The Debentures may be redeemed at the option of the Issuer, in whole or in part, at any time on or after December 1, 1998.

      Mr. Harrop has or will have sole voting and dispositive power for 33,488 of the Shares, and Mr. and Mrs. Harrop share or will share voting and dispositive power for 39,722 of the Shares. Mrs. Harrop is an individual whose business address is 10190 Old Katy Road, Suite 350, Houston, Texas 77043. She is the Secretary and Treasurer of Harrop Construction Company, Inc. and is a United States citizen. Mrs. Harrop has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      A - Loan Agreement dated December 30, 1996 between G.B. Harrop, Valberta Harrop and the Bank.

      B - Loan Agreement dated February 11, 1997 between G. B. Harrop, Valberta Harrop and the Bank.

      C - Customer Margin and Loan Consent Agreement dated February 19, 1993 between G.B. Harrop, Valberta Harrop and Legg Mason Wood Walker, Inc.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 1997

                                          /s/ G. B. HARROP
                                              G. B. Harrop

                                                                       EXHIBIT A

G. B. HARROP                                         Loan Number 122796265
VALBERTA HARROP                                      Date 12/30/96
759 CARLINGFORD LANE                                 Maturity Date 7/01/97
HOUSTON TX  77079                                    Loan Amount $ 391,000.00
                                                     Renewal Of
BORROWER'S NAME AND           LENDER'S NAME AND
ADDRESS                       ADDRESS
"I" includes each             "You" means the lender,
borrower above, joint         its successors and
and severally.                assigns.
--------------------------------------------------------------------------------
For value received, I promise to pay to you, or your order, at your address listed above the PRINCIPAL sum of THREE HUNDRED NINETY ONE THOUSAND AND NO/100 Dollars $ 391,000.00

[X] SINGLE ADVANCE: I will receive all of this principal sum on 12/30/96. No additional advances are contemplated under this note.

[ ] MULTIPLE ADVANCE: The principal sum shown above is the maximum amount of principal I can borrow under this note. On _________ I will receive the amount of $___________ and future principal advances are contemplated.

     CONDITIONS: The conditions for future advances are_______________________
     _________________________________________________________________________
     [ ] OPEN END CREDIT: You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on __________.
     [X] CLOSED END CREDIT: You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from 12/30/96 at the rate of 8.250% per year until FIRST CHANGE DATE.

[X]  VARIABLE RATE: This rate may then change as stated below.

     [X] INDEX RATE: The future rate will be EQUAL TO the following index rate: WALL STREET JOURNAL ANNOUNCED AND IN EFFECT FROM TIME TO TIME.
     [X] CEILING RATE: The interest rate ceiling for this note is the quarterly ceiling rate announced by the Credit Commissioner from time to time.
     [X] FREQUENCY AND TIMING: The rate on this note may change as often as daily. A change in the interest rate will take effect on the same day.
     [ ] LIMITATIONS: During the term of this loan, the applicable annual interest rate will not be more than ______% or less than ________%. The rate may not change more than ______% each ________.

     EFFECT OF VARIABLE RATE: A change in the interest rate will have the following effect on the payments:

     [ ]  The amount of each scheduled payment will change.
     [X]  The amount of the final payment will change.
     [ ] ____________________________________________________________________.

ACCRUAL METHOD: Interest will be calculated on a actual/360 basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

     [ ] on the same fixed or variable rate basis in effect before maturity (as indicated above).
     [X]  at a rate equal to Highest rate permitted by law.

[ ] LATE CHARGE: If a payment is made more than _____ days after it is due, I agree to pay a late charge of __________________________________________.

[ ] ADDITIONAL CHARGES: In addition to interest, I agree to pay the following charges which [ ] are [ ] are not included in the principal amount above:__________________________________________________________________.

PAYMENTS: I agree to pay this note as follows:

[X] INTEREST: I agree to pay accrued interest on demand, but if no demand is made monthly beginning February 01, 1997

[X] PRINCIPAL: I agree to pay the principal on demand, but if no demand is made 7/01/97

[ ] INSTALLMENTS: I agree to pay this note in ________ payments. The first payment will be in the amount of $___________ and will be due ________________. A payment of $___________ will be due _______________
     _________________________________________________ thereafter. The final payment of the entire unpaid balance of principal and interest will be due__________________.

ADDITIONAL TERMS:
FEDERAL RESERVE FORM U-1 DATED 12-30-96.

                                             X
                                             SECURITY AGREEMENT
                                             12/30/96

 THIS WRITTEN LOAN AGREEMENT REPRESENTS      PURPOSE: the purpose of this
    THE FINAL AGREEMENT BETWEEN THE          loan is TO MAKE EQUITY
         PARTIES AND MAY NOT BE              INVESTMENT INTO A COMPANY.
        CONTRADICTED BY EVIDENCE
OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT     SIGNATURES: I AGREE TO THE
     ORAL AGREEMENTS OF THE PARTIES.         TERMS OF THIS NOTE (INCLUDING
                                             THOSE ON PAGE 2). I have
                                             received a copy on today's
      THERE ARE NO UNWRITTEN ORAL            date.
    AGREEMENTS BETWEEN THE PARTIES.

Signature for Lender                         /s/ G. B. HARROP
                                                 G. B. Harrop

___________________________________          /s/ VALBERTA HARROP
                                                 Valberta Harrop

                                                                   (page 1 of 2)

APPLICABLE LAW: The law of the state of Texas will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I make on this note will first reduce the amount I owe you for charges which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I make the prepayment, you and I agree in writing to the contrary).

INTEREST: If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advanced at that time. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for setting the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year." If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term "maturity" means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the charges.

SET-OFF: I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.

   "Right to receive money from you" means:

   (1) any deposit account balance I have with you;

   (2) any money owed to me on an item presented to you or in your possession for collection or exchange; and

   (3) any repurchase agreement or other nondeposit obligation.

   "Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

   If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

   You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default on this loan and any agreement securing this loan if any one or more of the following occurs:

   (1) I fail to perform any obligation which I have undertaken in this note or any agreement securing this note; or

   (2) you, in good faith, believe that the prospect of payment or the prospect of my performance of any other of my obligations under this note or any agreement securing this note is impaired.

   If any of us are in default on this note or any security agreement, you may exercise your remedies against any or all of us.

REMEDIES: If I am in default on this note you have, but are not limited to, the following remedies:

   (1) You may demand immediate payment of my debt under this note (principal, accrued unpaid interest and other accrued charges).

   (2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.

   (3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.

   (4) You may refuse to make advances to me or allow purchases on credit by me.

   (5) You may use any remedy you have under state or federal law.

   By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all costs of collection, replevin or any other or similar type of cost if I am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:

   (1) demand payment of amounts due (presentment);

   (2) obtain official certification of nonpayment (protest);

   (3) give notice that amounts due have not been paid (notice of dishonor);

   (4) give notice of intent to accelerate; or

   (5) give notice of acceleration.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.

MARGIN CALL: Collateral Market Value shall always exceed 112% of the loan principal balance, otherwise a "margin call" will be made to the debtor(s) requesting that additional collateral be pledged or the loan reduced to meet the 112% requirement. Should such "margin call" be made to debtor(s), the debtors shall have 7 (seven) calendar days to meet the "margin call". Should debtors be unable to meet the "margin call", Bank shall have the authority to liquidate collateral in amounts necessary to meet the 112% requirement.

                          BORROWER'S                                              INTEREST
  DATE OF     PRINCIPAL    INITIALS     PRINCIPAL  PRINCIPAL  INTEREST  INTEREST    PAID
TRANSACTION   ADVANCE    (not required)  PAYMENTS   BALANCE     RATE    PAYMENTS   THROUGH
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /

 BANKERS SYSTEMS, INC., ST. CLOUD, MIN (1-800-397-2341) FORM UN-TX 6/3/91

                                                                       EXHIBIT B

G. B. HARROP                                         Loan Number 21197218
VALBERTA HARROP                                      Date 2/11/97
759 CARLINGFORD LANE                                 Maturity Date 8/13/97
HOUSTON TX  77079-3242                               Loan Amount $ 192,500.00
                                                     Renewal Of
BORROWER'S NAME AND           LENDER'S NAME AND
ADDRESS                       ADDRESS
"I" includes each             "You" means the lender,
borrower above, joint         its successors and
and severally.                assigns.
--------------------------------------------------------------------------------
For value received, I promise to pay to you, or your order, at your address listed above the PRINCIPAL sum of ONE HUNDRED NINETY TWO THOUSAND FIVE HUNDRED AND NO/100 Dollars $ 192,500.00

[X] SINGLE ADVANCE: I will receive all of this principal sum on 2/11/97. No additional advances are contemplated under this note.

[ ] MULTIPLE ADVANCE: The principal sum shown above is the maximum amount of principal I can borrow under this note. On _________ I will receive the amount of $___________ and future principal advances are contemplated.

     CONDITIONS: The conditions for future advances are_______________________
     _________________________________________________________________________
     [ ] OPEN END CREDIT: You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on __________.
     [X] CLOSED END CREDIT: You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from 2/11/97 at the rate of 8.250% per year until FIRST CHANGE DATE.

[X]  VARIABLE RATE: This rate may then change as stated below.

     [X] INDEX RATE: The future rate will be EQUAL TO the following index rate: WALL STREET JOURNAL ANNOUNCED AND IN EFFECT FROM TIME TO TIME.
     [X] CEILING RATE: The interest rate ceiling for this note is the quarterly ceiling rate announced by the Credit Commissioner from time to time.
     [X] FREQUENCY AND TIMING: The rate on this note may change as often as daily. A change in the interest rate will take effect on the same day.
     [ ] LIMITATIONS: During the term of this loan, the applicable annual interest rate will not be more than ______% or less than ________%. The rate may not change more than ______% each ________.

     EFFECT OF VARIABLE RATE: A change in the interest rate will have the following effect on the payments:

     [ ]  The amount of each scheduled payment will change.
     [X]  The amount of the final payment will change.
     [ ] ____________________________________________________________________.

ACCRUAL METHOD: Interest will be calculated on a actual/360 basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

     [ ] on the same fixed or variable rate basis in effect before maturity (as indicated above).
     [X]  at a rate equal to Highest rate permitted by law.

[ ] LATE CHARGE: If a payment is made more than _____ days after it is due, I agree to pay a late charge of __________________________________________.

[ ] ADDITIONAL CHARGES: In addition to interest, I agree to pay the following charges which [ ] are [ ] are not included in the principal amount above:__________________________________________________________________.

PAYMENTS: I agree to pay this note as follows:

[X] INTEREST: I agree to pay accrued interest on demand, but if no demand is made monthly beginning March 13, 1997

[X] PRINCIPAL: I agree to pay the principal on demand, but if no demand is made 8/13/97

[ ] INSTALLMENTS: I agree to pay this note in ________ payments. The first payment will be in the amount of $___________ and will be due ________________. A payment of $___________ will be due _______________
     _________________________________________________ thereafter. The final payment of the entire unpaid balance of principal and interest will be due__________________.

ADDITIONAL TERMS:                          [X] SECURITY: This note is
FEDERAL RESERVE FORM U-1 DATED 2-11-97.    separately secured by (describe
MARGIN CALL ADDENDUM                       separate document by type and date):

                                           SECURITY AGREEMENT
                                           2/11/97
                                           (This section is for your use.
                                           Failure to list a separate security
                                           document does not mean the
                                           agreement will not secure this
                                           note.)

 THIS WRITTEN LOAN AGREEMENT REPRESENTS      PURPOSE: the purpose of this
    THE FINAL AGREEMENT BETWEEN THE          loan is INVESTMENT
         PARTIES AND MAY NOT BE
        CONTRADICTED BY EVIDENCE
OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT     SIGNATURES: I AGREE TO THE
     ORAL AGREEMENTS OF THE PARTIES.         TERMS OF THIS NOTE (INCLUDING
                                             THOSE ON PAGE 2). I have
                                             received a copy on today's
      THERE ARE NO UNWRITTEN ORAL            date.
    AGREEMENTS BETWEEN THE PARTIES.

Signature for Lender                         /s/ G. B. HARROP
                                                 G. B. Harrop

___________________________________          /s/ VALBERTA HARROP
                                                 Valberta Harrop

                                                                   (page 1 of 2)

DEFINITIONS: As used on page 1, "[X]" means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.

APPLICABLE LAW: The law of the state of Texas will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I make on this note will first reduce the amount I owe you for charges which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I make the prepayment, you and I agree in writing to the contrary).

INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advanced at that time. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for setting the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year." If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term "maturity" means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the charges.

SET-OFF: I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.

   "Right to receive money from you" means:

   (1) any deposit account balance I have with you;

   (2) any money owed to me on an item presented to you or in your possession for collection or exchange; and

   (3) any repurchase agreement or other nondeposit obligation.

   "Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

   If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

   You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default on this loan and any agreement securing this loan if any one or more of the following occurs:

   (1) I fail to perform any obligation which I have undertaken in this note or any agreement securing this note; or

   (2) you, in good faith, believe that the prospect of payment or the prospect of my performance of any other of my obligations under this note or any agreement securing this note is impaired.

   If any of us are in default on this note or any security agreement, you may exercise your remedies against any or all of us.

REMEDIES: If I am in default on this note you have, but are not limited to, the following remedies:

   (1) You may demand immediate payment of my debt under this note (principal, accrued unpaid interest and other accrued charges).

   (2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.

   (3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.

   (4) You may refuse to make advances to me or allow purchases on credit by me.

   (5) You may use any remedy you have under state or federal law.

   By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all costs of collection, replevin or any other or similar type of cost if I am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:

   (1) demand payment of amounts due (presentment);

   (2) obtain official certification of nonpayment (protest);

   (3) give notice that amounts due have not been paid (notice of dishonor);

   (4) give notice of intent to accelerate; or

   (5) give notice of acceleration.

   I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.

MARGIN CALL: Collateral Market Value shall always exceed 112% of the loan principal balance, otherwise a "margin call" will be made to the debtor(s) requesting that additional collateral be pledged or the loan reduced to meet the 112% requirement. Should such "margin call" be made to debtor(s), the debtors shall have 7 (seven) calendar days to meet the "margin call". Should debtors be unable to meet the "margin call", Bank shall have the authority to liquidate collateral in amounts necessary to meet the 112% requirement.

                          BORROWER'S                                              INTEREST
  DATE OF     PRINCIPAL    INITIALS     PRINCIPAL  PRINCIPAL  INTEREST  INTEREST    PAID
TRANSACTION   ADVANCE    (not required)  PAYMENTS   BALANCE     RATE    PAYMENTS   THROUGH:
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /
  /  /         $                         $          $                 %  $            /  /

 BANKERS SYSTEMS, INC., ST. CLOUD, MIN (1-800-397-2341) FORM UN-TX 6/3/91

                                                                       EXHIBIT C

                   CUSTOMER MARGIN AND LOAN CONSENT AGREEMENT

Legg Mason Wood Walker, Incorporated         G.B. HARROP & VALBERTA HARROP
P.O. Box 1476                                  (Printed Name of Account)
Baltimore, Maryland 21203                          299-4424-1-2625
                                                   (Account Number)
Gentlemen:

      In consideration of your opening and carrying an account in my name as designated above, and any other accounts in which I may or shall have an interest (such accounts to be referred to herein collectively as the "Account"), and your agreeing to act as brokers for me with respect to the Account, I agree as follows:

      1. All transactions under this Agreement shall be subject to and governed by the constitution, rules, regulations, customs and usage of the exchange or market, and its clearing house, if any, where the transactions are executed by you or your agents, and if not executed on any exchange, of the National Association of Securities Dealers, Inc. They shall also be subject to and governed by the provisions of the Securities Exchange Act of 1934, and present and future acts amendatory thereof and supplemental thereto, and the rules and regulations of the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System insofar as they may be applicable.

      2. If any statute is enacted which affects in any manner or is inconsistent with any of the provisions hereof, or if any rule or regulation is prescribed or promulgated by any exchange of which you are a member, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission or the Board of Governors of the Federal Reserve System which affects in any manner or is inconsistent with any of the provisions hereof, the provisions of this Agreement so affected shall be deemed modified or superseded by such statute, rule or regulation, and all other provisions of the Agreement and the provisions as so modified or superseded, shall in all respects continue to be in full force and effect.

      3. All securities, credit balances, option positions and other property now or hereafter held, carried or maintained by you in the Account shall be subject to a lien for the discharge of any indebtedness or other obligations I may have to you in any of such accounts. In enforcing your lien, you shall have full discretion to determine which securities and property are to be sold and which contracts are to be closed, and shall have the authority without prior notice to me, to transfer securities, credit balances, option positions and other property of mine from one account to another as deemed necessary by you for your protection.

      4. Debit balances in the Account shall be charged with interest at a rate or rates calculated by such methods as shall be determined by you from time to time in accordance with the method of determining interest rates and the method of calculating interest charges set forth in the Initial Disclosure Statement [and any amendments thereto provided to me from time to time. The interest rate will be disclosed in periodic statements which will be furnished to me. The terms of the initial Disclosure Statement,] as it may be revised from time to time, and the periodic statements are hereby incorporated by reference into this Agreement to the same extent and effect as if the methods of determination and calculation of interest [rates and charges and the specified interest rate or rates and amount of loan set forth therein were also expressly set forth] herein. In addition, you are hereby authorized to charge and collect from the Account such service charges as may be established by you in connection with various services provided to me.

      5. I will at all times maintain margins for the Account, and make immediate deposits to meet such demands for additional margin, as may be required by you from time to time.

      6. I undertake, at any time upon your demand, to discharge my obligations to you, or, in the event of a closing of the Account, in whole or in part, to pay you the deficiency (including interest), if any, and no oral agreement or instruction to the contrary shall be recognized or enforceable.

      7. You are hereby authorized, in your discretion, to close or liquidate within as short a period of time as you may deem necessary under the circumstances any or all of the Account in the event of my death, insolvency, incompetency, or receivership, or if an attachment against me is laid in your hands, or if I fail to comply with the obligations set forth in paragraph 5 and 6 above, or at any other time and for any reason which you deem proper, for your own protection. Further, you are hereby authorized to sell, assign, and deliver any or all of the securities or other property which may be in your possession, or which you may be carrying for me, either individually or jointly with others; and to buy in any securities or other property of which the Account may be short, or to cancel any outstanding orders in order to close out the Account in whole or in part or in order to close out any commitment made on my behalf. Such sale, purchase or cancellation may be made according to your judgement and at your discretion within as short a period of time as you may deem necessary under the circumstances on the exchange or other market when such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to me or to my personal representatives or guardians, and without prior tender, demand or call of any kind upon me or upon my personal representatives or guardians. You may purchase the whole or any part thereof at such sale free from any right of redemption, and I shall remain liable for any deficiency. It is understood that prior tender, demand or call of any kind from you, or prior notice from you of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy any securities or other property held by you, or owed you by me, at any time as hereinbefore provided, or be deemed in any way to invalidate or affect the waiver of my right to receive such prior tenders, demands or calls or notices. Whenever any notice of liquidation is given for the purpose of extinguishing or reducing a debit balance, no agreement to delay such liquidation shall be binding upon you unless provided by you in writing, and signed by an officer of your organization.

      8. In case of the sale of any security or other property by you at my direction and your inability to deliver the same to the purchaser by reason of my failure to supply you therewith, I authorize you to borrow or purchase for the Account any security necessary to make delivery thereof, and I agree to be responsible for any loss which you may sustain hereby and any premiums which you may be required to pay thereon, and for any loss which you may sustain by reason of your inability to borrow or purchase the security sold.

      9. It is understood and agreed that when placing any sell order for short account, I will designate it as such and hereby authorize you to mark such order as being "short"; and when placing any order for long account, I will designate it as such and hereby authorize you to mark such order as being "long". Any order to purchase or sell securities shall constitute a representation by me that I am able to meet any margin requirements for the purchase or sale of such securities.

      10. All communications whether by mail, telegraph, messenger or otherwise may be sent to me at the address designated on the Account (or such other address that I may hereafter designate in writing), and shall be deemed sufficient notice to me, whether or not I actually receive any such communication. Reports of the execution of orders and statements of the Account shall be conclusive if not objected to in writing, the former within two days, and the latter within 10 days after forwarding by you to me at the address then appearing on your books. Further, I agree that in the event of any dissatisfaction with the handling of the Account, I will immediately report such dissatisfaction to the branch office manager, and if not satisfied at that level, to your Compliance Department.

      11. I agree to hold you harmless and to indemnify you from and against any claims, losses or liablilties in the event that you are served with any subpoena to testify regarding the Account or with any process relating to the attachment or ganishment of the Account and further agree that you shall be entitled to charge and collect from me and the Account all reasonable costs (including attorney's fees) associated with responding to or taking action with respect to such subpoena or other process, or with enforcing any of your rights under this Agreement.

      12. This Agreement is a continuing agreement and shall be governed by the laws of the State of Maryland; shall cover individually and collectively all accounts which I may open or re-open with you; shall enure to the benefit of your present organization and any successor organization irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of your present organization or any successor organization; and shall be binding upon me, and/or my estate, executors, adminstrators, personal representatives and assigns, and shall survive my death, incapacity or incompetency. No waiver, modification or alteration of the terms of this Agreement by anyone on your behalf shall be binding upon you unless committed to writing, and signed by an officer of your organization.

      13. I, if an individual, represent that I am 18 years of age or older and of sound mind, that I am not an employee of any exchange or of any corporation of which any exchange owns a majority of the capital stock, or a member of any exchange, or of a member firm or member corporation registered on any exchange, or of a bank, trust company, insurance company, or of any corporation, firm or individual engaged in the business of dealing, either as broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper. I will notify you immediately if I become so employed.

      14.   o     ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

            o THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

            o PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

            o THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

            o THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

      I AGREE THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PREFORMANCE, OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US PERTAINING TO SECURITIES AND OTHER PROPERTY, WHETHER ENTERED INTO PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR AN ARBITRATION FACILITY PROVIDED BY ANY OTHER EXCHANGE OF WHICH YOU ARE A MEMBER, OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE MUNICIPAL SECURITIES RULEMAKING BOARD AND IN ACCORDANCE WITH THE RULES OF THE SELECTED ORGANIZATION THEN IN EFFECT. I MAY ELECT IN THE FIRST INSTANCE WHETHER ARBITRATION SHALL BE FILED WITH AN EXCHANGE OR SELF-REGULATORY ORGANIZATION OF WHICH YOU ARE A MEMBER, BUT IF I FAIL TO MAKE SUCH ELECTION, BY REGISTERED LETTER OR TELEGRAM ADDRESSED TO YOU AT 111 S. CALVERT STREET, BALTIMORE, MARYLAND 21202 ATTN: LEGAL AND COMPLIANCE DEPARTMENT, BEFORE THE EXPIRATION OF FIVE DAYS AFTER RECEIPT OF A WRITTEN REQUEST FOR YOU TO MAKE SUCH ELECTION, THEN YOU MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL AND JUDGEMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

      15. If the Account is a joint account, or if more than one person or entity has an ownership interest in the Account, then each such person or entity hereby agrees to be jointly and severally liable for the performance of all obligations under this Agreement.

      16. I agree that nothing contained in this Agreement creates any rights or affords any remedies to me that do not otherwise exist at law.

      THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE INITIAL DISCLOSURE STATEMENT FURNISHED PURSUANT TO RULE 10b-18 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

      YOU ARE HEREBY AUTHORIZED TO LEND, TO YOURSELVES AS BROKERS OR TO OTHERS, ANY SECURITIES HELD BY YOU AS COLLATERAL FOR THE ACCOUNT.

      I ACKNOWLEDGE THAT IN ACCORDANCE WITH PARAGRAPH 14, I AM AGREEING TO ARBITRATE ANY CONTROVERSY WHICH MAY ARISE WITH YOU.

Dated: 2/19/93                     /s/ G. B. HARROP                   (SEAL)
       ---------------             ---------------------------------
                                             (Signature)
                                   G.B. HARROP

Dated: 2/19/93                     /s/ VALBERTA HARROP                (SEAL)
       ---------------             ---------------------------------
                                             (Signature)
                                   VALBERTA HARROP